September 11, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Office of Consumer Products

Re:	NextDecade Corporation Registration Statement on Form S-3 Filed August 14, 2019 File No. 333-233282

Ladies and Gentleman:

On behalf of NextDecade Corporation (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) on September 5, 2019 with respect to the Company’s Registration Statement on Form S-3 (File No. 333-233282) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comment as noted below. The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Registration Statement on Form S-3

General

1.

We note that your Certificate of Incorporation contains an exclusive forum provision that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has included disclosure on page 19 of the Registration Statement Amendment to confirm that its exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Furthermore, the Company will include such disclosure in all future filings by the Company that call for disclosure under Item 202 of Regulation S-K. The Company believes that by adding this disclosure to such future filings, investors will be informed that the exclusive forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any questions, please call me at (704) 331-7406.

Very truly yours,

/s/ Sean M. Jones

Sean M. Jones

cc:     Benjamin Atkins, Chief Financial Officer